Exhibit 99.1

Kamada Ltd.

2 Holzman Street St.

Science Park, P.O. Box 4081,

Rehovot 7670402 Israel

VIA EDGAR

October 5, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attn:	Eric Atallah
Bonnie Baynes

Re:	Kamada Ltd.
Form 20-F for Fiscal Year Ended December 31, 2025
Filed March 11, 2026
CIK No. 0001567529

Ladies and Gentleman:

Kamada Ltd. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 25, 2026, relating to Form 20-F for Fiscal Year Ended December 31, 2025, filed by the Company with the Commission on March 11, 2026.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Form 20-F for Fiscal Year Ended December 31, 2025

Note 3 - Significant Accounting Judgments, Estimates and Assumptions used in the Financial Statements

a. Judgments

Inventory designated for R&D activities, page F-23

1.	We note your policy of recognizing inventory produced for commercial sale prior to regulatory approval and, in certain cases, prior to completion of Phase 3 clinical trials, based on a determination of probable future economic benefit. Please address the following:

●	Confirm that you will expand your accounting policy disclosure in future filings to explain how you assess “probable future economic benefit” in this context and how you determine when regulatory and technical feasibility have been established, including the specific clinical milestones, regulatory indicators, or data endpoints that trigger capitalization. Refer to IAS 1, paragraphs 122 and 125, IAS 2 and IAS 38.

●	To the extent that pre-launch manufacturing costs are material, revise your disclosure in future filings to clarify the accounting treatment for the distinct classes of capitalized pre-approval materials (e.g., raw materials versus work-in-process, etc.). Refer to Item 5 of Form 20-F.

Response: The Company acknowledges the Staff’s comment and respectfully advises that for the fiscal years ended December 31, 2025, and 2024, the Company did not capitalize costs related to inventory produced for commercial sale prior to receipt of regulatory approval. In response to the Staff’s comments, the Company intends to revise in its future filings its disclosure of Note 3 - Significant Accounting Judgments, Estimates And Assumptions Used In The Preparation Of The Financial Statements, to describe circumstances under which economic benefits may be considered probable in the context of capitalization of inventory costs prior to receipt of regulatory approval and, to the extent material, types of costs that may be capitalized.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at chaimeo@kamada.com, or our counsel, Nir Livneh at nirl@kamada.com and Jaclyn Liu of Morrison & Foerster LLP at (415) 268-6722. Thank you for your assistance.

Very truly yours,

Chaime Orlev

Chief Financial Officer

cc:	Eric Atallah and Bonnie Baynes

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Jaclyn Liu, Esq.

Morrison & Foerster LLP